Eric J. Gervais EMAIL ADDRESS egervais@blackwellsanders.com	4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112	DIRECT LINE (816) 983-8362 TELEPHONE (816) 983-8000	FAX (816) 983-8080 WEBSITE ADDRESS www.blackwellsanders.com
July 26, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Greene

Re:	Tortoise Capital Resources Corporation (the “Fund”) File Number 333-142859
To the Commission:
                On July 2, 2007, the Fund filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”). On July 16, 2007, the Fund received oral comments on Amendment No. 1 from Larry Greene of the Commission staff. The Fund is filing concurrently herewith Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The purpose of Amendment No. 2 is to respond to the aforementioned comments and to revise or complete certain information required by Form N-2. Please note the following:
                1.             Mr. Greene noted that the Fund may not incorporate by reference its future annual reports on 10-K into the Registration Statement and the Fund has revised its disclosure accordingly. Mr. Greene then discussed the process the Fund will need to follow to update its financials before they go stale pursuant to Section 10(a)(3) of the 1933 Act. Mr. Greene encouraged TTO to file a post-effective amendment (POS 8C) in sufficient time (55 to 60 days) to allow the staff to review the filing, provide any comments, have those comments responded to and then declare the filing effective prior to the date on which the financial statements then included in the Fund’s Registration Statement go stale. The Fund intends to follow that process to permit the Registration Statement to remain effective without interruption.
                2.             Mr. Greene requested that the Fund revise the fee and expense table. Further guidance regarding the requested revisions was provided orally by Kevin Rupert. The Fund has revised the fee and expense table as requested.
                3.             Mr. Greene requested that the Fund add disclosure explaining plurality voting in greater detail. The Fund has added such disclosure.
KANSAS CITY, MISSOURI  •  ST. LOUIS, MISSOURI  •  OMAHA, NEBRASKA  •  SPRINGFIELD, MISSOURI  •  LINCOLN, NEBRASKA
OVERLAND PARK, KANSAS  •  BELLEVILLE, ILLINOIS  •  WASHINGTON, D.C.  •  LONDON, UNITED KINGDOM
AFFILIATES: LEEDS  •  MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

Mr. Larry Greene
Securities and Exchange Commission
July 26, 2007

                The Fund believes that it has responded to all comments that it has received on the Registration Statement and is filing its acceleration request concurrently herewith. Please feel free to call me with any questions or comments.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

cc:	Ed Russell, Tortoise Capital Resources Corporation Terry Matlack, Tortoise Capital Resource Corporation Diane Bono, Tortoise Capital Resources Corporation